February 2007	Filed pursuant to Rule 433 dated February 21, 2007
Relating to Preliminary Pricing Supplement No. 179 dated January 30, 2007 to
Registration Statement No. 333-131266

Structured Investments
Opportunities in Equities

Auto-Callable Securities due February 20, 2010, Based on the Values of the S&P 500® Index and the Nikkei 225 Index
P R I C I N G T E R M S – F E B R U A R Y 2 1, 2 0 0 7
Issuer: Morgan Stanley	Agent: Morgan Stanley & Co. Incorporated (“MS & Co.”)	Calculation agent: MS & Co.
Underlying indices:	S&P 500® Index (“SPX”) and Nikkei 225 Index (“NKY”)
Aggregate principal amount:	$11,250,000
Stated principal amount:	$10 per security
Issue price:	$10 (see “Commissions / Issue price” below)
Pricing date:	February 21, 2007
Original issue date:	February 28, 2007 (5 trading days after the pricing date)
Maturity Date:	February 20, 2010
Early redemption payment:	If, on either of the first two determination dates, the index closing values of both underlying indices are greater than their respective initial index values, the securities will be automatically redeemed on the sixth business day following such determination date for a cash payment per security as follows:
   •  $11.41, if redeemed following the first determination date, or
   •  $12.82, if redeemed following the second determination date.

Payment at maturity:	If the securities have not previously been redeemed, you will, at maturity, receive a cash payment per security as follows:
   •  $14.23, if the final index values of both underlying indices are greater than their respective initial index values, or
   •  $10 stated principal amount, if the final index value of either underlying index is less than or equal to its respective initial index value and the index value of neither underlying index has decreased to or below its respective trigger level at any time during the observation period, or
   •  $10 times the index performance factor, which will result in a loss on your investment, if the final index value of either underlying index is less than or equal to its respective initial index value and the index value of either underlying index has decreased to or below its respective trigger level at any time during the observation period.

Index performance factor:	The lower of (i) the final index value of the SPX divided by the initial index value of the SPX and (ii) the final index value of the NKY divided by the initial index value of the NKY.
Trigger level:	SPX: 1,020.341 (70% of its initial index value) NKY: 12,676.153 (70% of its initial index value)
Initial index values:	SPX: 1,457.63 (index closing value of SPX as of its index setting date) NKY: 18,108.79 (index closing value of NKY as of its index setting date)
Final index values:	The index closing values of the SPX and the NKY, respectively, on the final determination date.
Index setting dates:	SPX: pricing date NKY: first index business day immediately following the pricing date.
Observation period:	With regard to each underlying index, the period of regular trading hours on each index business day on which there is no market disruption event with respect to such index, beginning on, and including, the index business day following the index setting date for such index and ending on, and including, the final determination date.
Determination dates:	#1: February 21, 2008 #2: February 20, 2009 Final: February 17, 2010
CUSIP:	61750V691
Listing:	None
Commissions / Issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per note:	$10.00	$0.20	$9.80
	Total:	$11,250,000	$225,000	$11,025,000
(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.925 per security. Please see the cover page of the preliminary pricing supplement for further details.
(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the securities.

Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc.) has the copyright to, and owns all rights to, the “Nikkei 225 Index,” which has been licensed for use by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by Nikkei Inc. and Nikkei Inc. makes no representation regarding the advisability of investing in the securities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:
Preliminary Pricing Supplement No. 179 dated January 30, 2007 Prospectus Supplement dated January 25, 2006 Prospectus dated January 25, 2006